THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

ArcelorMittal decides to increase the initial amount of the convertible bond offering, from EUR 750 M to 1.1 Billion

Luxembourg, March 24, 2009 – As a result of the strong demand for ArcelorMittal's bonds convertible and/or exchangeable into new and/or existing shares launched this morning, the company has decided to increase the initial amount of the offering from EUR 750 M to 1.1 Billion.

The offering may be increased up to a maximum of EUR 1.25 billion if the over-allotment option granted to the Joint Bookrunners is exercised in full and by 31 March, 2009 at the latest.

The Bonds are being offered by way of a private placement to qualified investors within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, in accordance with the respective regulations of each country in which the Bonds are offered. The Bonds are not being offered or sold in the United States of America, Australia, Canada and Japan.

IMPORTANT NOTE:

This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of bonds convertible into and/or exchangeable for new or existing shares (the “Bonds”) nor an invitation to the public in connection with any offer.

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

No communication and no information in respect of the offering of the Bonds may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The Bonds will be offered only to qualified investors within the meaning of the Prospectus Directive (as defined below). The offering or subscription of the Bonds may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament ant the Council of November 4th, 2003 (as implemented in each member State of the European Economic Area (the “Member States”), the (“Prospectus Directive”).

In relation to each Member State of the European Economic Area and which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any Relevant Member State. As a result, the Bonds may only be offered in relevant member states:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43 million; and (3) an annual net turnover of more than EUR50 million, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, that would not require publication of a prospectus by ArcelorMittal under article 3(2) of the Prospectus Directive.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Financial Promotion Order”); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE JOINT BOOKRUNNERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The securities referred to herein (including the Bonds and the shares of ArcelorMittal) have not been and will not be registered under the U.S. Securities act of 1933, as amended (the “Securities Act”) or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the securities described herein would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Bonds is being made in the United States.

Such transactions, if they are carried out, may be discontinued at any moment and will be discontinued no later than 31 March 2009, in accordance with Article 8.5 of Regulation (EC) 2273/2003 of the Commission of 22 December 2003. Such transactions are aimed to support the trading price of the Bonds and /or of the shares of ArcelorMittal. Such transactions may also have an effect on the trading price of shares of ArcelorMittal and the Bonds and could result in the setting of a trading price higher than the one that would otherwise prevail.